[redacted]

SECU[barcode]SION

13025792

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 29 2013
WASH, D.C.
193

9/18/13

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52843

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 AND ENDING 06/30/13
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LIME BROKERAGE LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

625 BROADWAY 12 FLOOR
(No. and Street)

NEW YORK NEW YORK 10012
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BASILIOS TAKOS 212 824 5538
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON LLP
(Name – *if individual, state last, first, middle name*)

515 SOUTH FLOWER STREET - 7 FL. LOS ANGELES CA 90017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/18/13

OATH OR AFFIRMATION

I, BASILIOS TAKOS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LIME BROKERAGE LLC, as of JUNE 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO
Title

Notary Public

COREY L. STOKES
Notary Public, State of New York
Qualified In Queens County
No. 01ST6228865
My Commission Expires 09-27-2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Grant Thornton

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

LIME BROKERAGE LLC

June 30, 2013

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

LIME BROKERAGE LLC

June 30, 2013

LIME BROKERAGE LLC
(A limited liability company)

TABLE OF CONTENTS

Grant Thornton
An instinct for growth™

Grant Thornton LLP
515 S. Flower Street, 7th Floor
Los Angeles, CA 90071

T 213.627.1717
F 213.624.6793
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Lime Brokerage LLC

We have audited the accompanying statement of financial condition of Lime Brokerage LLC (the "Company") as of June 30, 2013 and the related notes to the financial statement.

Management's responsibility for the financial statement
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's responsibility
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Lime Brokerage LLC as of June 30, 2013 in accordance with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Los Angeles, California
August 26, 2013

LIME BROKERAGE LLC
(A limited liability company)
Statement of Financial Condition
As of June 30, 2013

ASSETS

Cash and cash equivalents	$	237,010
Cash segregated under federal and other regulations or requirements		555,153
Accounts receivable		397,267
Due from clearing brokers		2,112,834
Due from other brokers		719,955
Due from customers		115,839
Due from affiliates		145,675
Property and equipment, less accumulated depreciation of $7,417,917		1,934,527
Intangible and intellectual property, less accumulated amortization of $433,746		1,490,251
Due from parent company		1,635,805
Prepaid expenses and other assets		514,563
Total assets	$	9,858,879

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Due to other brokers	$	878,635
Accrued expenses and other liabilities		1,287,529
Total liabilities		2,166,164
Member's equity		7,692,715
Total liabilities and member's equity	$	9,858,879

The accompanying notes are an integral part of this statement.

1. ORGANIZATION AND BUSINESS ACTIVITY

Lime Brokerage LLC (the "Company"), a wholly-owned subsidiary of Wedbush, Inc. ("Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC"); the Financial Industry Regulatory Authority, Inc. ("FINRA"); the Commodity Futures Trading Commission ("CFTC"); and the National Futures Association ("NFA"). Prior to June 10, 2011, the Company was a wholly-owned subsidiary of Lime Brokerage Holdings LLC. The Company conducts business on a fully disclosed basis with Wedbush Securities Inc. ("WSI"), a related party, ABN AMRO Clearing Chicago LLC ("ABN"), and Advantage Futures LLC ("Advantage"), pursuant to clearing agreements (collectively referred to as the "Clearing Brokers"). The Company does not receive, directly or indirectly, or hold funds or securities for customers and does not carry accounts of or for customers. The Parent has agreed to provide financial support to the Company and may supply additional capital as may from time to time be required to meet both regulatory and/or business requirements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company records transaction fees, consisting of customer commissions net of execution venue fees and rebates, on a trade-date basis. Execution and clearing costs incurred in the execution of customer-directed trades are also recorded on a trade-date basis.

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Certain prior year amounts have been reclassified to conform to the current year presentation. Member's equity was not affected by these reclassifications.

The Company maintains cash deposits with major financial institutions which from time to time may exceed federally insured limits. The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. The Company assesses the financial condition of the institutions and believes that the risk of any loss is minimal.

Accounts receivable represent fees and commissions receivable from customers. No reserve has been established for uncollectible receivables, as all amounts outstanding are collectible.

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed on an accelerated basis over the estimated useful lives of the assets. The estimated useful lives of the assets range from 3 to 7 years. Leasehold improvements are depreciated over 10 or 15 years.

The Company is a limited liability company. As such, income or loss of the Company is allocated 100% to the sole member, Wedbush, Inc., for inclusion in its income tax return. The Company has provided for federal, state and local income taxes based on an allocation from the Parent. The Company is consolidated into the Parent for income tax purposes; the Parent files an income tax return in the U.S. federal jurisdiction, and also files income tax returns in various U.S. states and local jurisdictions.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. DUE FROM/TO CLEARING BROKERS

The Company conducts business with the Clearing Brokers on behalf of its customers. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by the Clearing Brokers pursuant to clearing agreements. At June 30, 2013, the Due from Clearing Brokers includes required deposits aggregating to $800,000 with the Clearing Brokers pursuant to the clearing agreements, as well as commissions earned by the Company, net of clearing and other charges payable to the Clearing Brokers.

4. DUE FROM/TO OTHER BROKERS

Certain customer trades are executed on Electronic Communications Networks ("ECNs") or Exchanges for which the Company receives rebates and incurs execution and other costs. At June 30, 2013, $719,955 of net rebates were reported as Due from Other Brokers and $878,636 of net fees were reported as Due to Other Brokers.

5. PROPERTY AND EQUIPMENT

Details of property and equipment at June 30, 2013 are as follows:

Leasehold improvements	$ 2,388,676
Furniture	801,677
Office equipment	943,984
Computer equipment	5,218,107
Subtotal	9,352,444
Less accumulated depreciation and amortization	7,417,917
Net	$ 1,934,527

6. INTANGIBLES - INTELLECTUAL PROPERTY

On June 10, 2011, the Parent acquired all of the membership interests of the Company. In connection with the acquisition, the Company recorded $1,373,997 in intellectual property. The Company is amortizing this asset over 15 years from the purchase date based upon the estimated useful life of the intellectual property.

On October 4, 2011, the Company acquired the intellectual property of Cactus Trading Systems, LLC for $550,000. The Company is amortizing this asset over 4 years.

The projected amortization of these assets for fiscal years ending June 30 is:

2014	$	229,100
2015		229,100
2016		125,975
2017		91,600
2018		91,600
Thereafter		725,165

7. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, securities transactions of customers are introduced to and cleared through the Clearing Brokers. Pursuant to the respective agreements between the Company and the Clearing Brokers, the Clearing Brokers have the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions.

The Company does not anticipate nonperformance by customers in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the customers, the Clearing Brokers and financial institutions with which it conducts business.

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the Clearing Brokers to obtain additional collateral from the Company's customers. It is the policy of the Clearing Brokers to value the short positions daily and to obtain additional collateral where deemed appropriate.

The Company maintains its cash balances with large financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Company has not experienced any losses on these amounts to date.

8. NET CAPITAL REQUIREMENT

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1 ("the Rule"). This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At June 30, 2013, the Company's net capital was $798,863, which was $548,863 in excess of its minimum requirement of $250,000. The ratio of aggregate indebtedness to net capital was 2.71:1. Lime is reliant on the Parent for funding to maintain capital adequacy until such time as the Company's cash flows from operations are sufficient to meet regulatory capital requirements.

9. COMMITMENTS AND CONTINGENCIES

The Company is subject to ongoing litigation and regulatory matters in the normal course of its business. Management accrues for the settlement when a liability is deemed probable and estimable. Costs incurred in responding to potential litigation and regulatory actions are expensed when incurred. In the opinion of management, the potential legal and regulatory matters in which the Company is involved are not expected to have a material impact on the Company's financial position or results of operations.

On June 30, 2005, the Company entered into a noncancellable operating lease for a data center facility in New Jersey. The term of the lease is for 12 years, ending on September 16, 2017. Rent paid for the year ended June 30, 2013 amounted to $88,938. The Company has posted a Letter of Credit in the amount of $60,000 in addition to a security deposit of $46,295. As of June 30, 2013, there have been no draw downs under this letter of credit.

On October 1, 2006, the Company entered into a noncancellable operating lease for a technology development center in Massachusetts. The term of this lease, as amended, expires on September 30, 2013. Rent paid for the year ended June 30, 2013 amounted to $734,916. The Company has posted a security deposit in the amount of $65,724.

On March 29, 2013, the Company entered into a noncancellable operating lease for a technology development center in Massachusetts. The term of this lease, begins on Oct 1, 2013 and ends August 31, 2023.

On June 12, 2008, the Company entered into a noncancellable operating lease for office space in New York. The lease expires on November 12, 2018. Rent paid for the year ended June 30, 2013 amounted to $500,410. The Company has posted a Letter of Credit in the amount of $110,000 in lieu of a security deposit. As of June 30, 2013, there have been no draw downs under this letter of credit.

As of June 30, 2013, future minimum lease payments due under the above leases are approximately as follows:

Years Ending June 30,	
2014	$ 1,084,800
2015	1,059,000
2016	1,090,000
2017	1,109,000
2018	1,044,600
Thereafter	2,702,900
Total future office lease payments	$ 8,090,300

As part of its operations, the Company entered into multiple equipment leases, some of which are with a related party. The equipment leases range from 1-3 years. As of June 30, 2013, future minimum lease payments due under the equipment leases are approximately as follows.

Years Ending June 30,	
2014	$ 319,000
2015	263,300
2016	89,290
Total future equipment lease payments	$ 671,590

10. RELATED PARTY TRANSACTIONS

For the year ended June 30, 2013, the Company entered into expense sharing transactions with related parties. As of June 30, 2013, the Company was due $144,879 from Wedbush Securities, Inc. and $795 from Lime Brokerage Holdings LLC. These amounts are included in Due from Affiliates on the Statement of Financial Condition.

The Company provided brokerage and technology services to a related party, Wedbush Securities, Inc. For the year ended June 30, 2013, the Company earned $4,200,000 million for technology services, $1,156,850 for colocation execution services, and $105,000 for technology installation services in Other Revenues.

At June 30, 2013, the Company had a clearing deposit of $250,000, a commission receivable of $471,000 and a clearing account of $535,000 with Wedbush Securities, Inc.

11. INCOME TAXES

The Company is included in the filing of a consolidated tax return for federal tax purposes and in combined returns for certain states where such filing is required or permitted. The Company is also a party to a tax allocation agreement with its parent Wedbush, Inc., whereby the Company calculates its corresponding tax amounts by looking at the Company's separate return method while also considering those tax attributes that are realized or realizable by the parent and corresponding consolidated group.

The Company assesses its tax positions for all open tax years and determines whether there are any, material unrecognized liabilities in accordance with accounting for uncertain income taxes. Liabilities are recorded to the extent they are deemed incurred. Interest and penalties, as applicable and related to uncertain tax positions, are recorded in income tax expense.

The Company has adopted the FASB interpretation 48, Accounting for Uncertainty in Income Taxes. As required by the uncertain tax position guidance, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant authority would more likely than not uphold the position following an audit. There are no uncertain tax positions recorded in the financial statements.

(a) Federal and State Income Taxes

For federal and most state jurisdictions, the earliest tax period that remains subject to examination is the year ended June 30, 2009.

Income tax expense of the Company for the year ended June 30, 2013, is as follows:

	Federal	State	Total
Current	$ (1,618,000)	$ (1,110,000)	$ (2,728,000)
Deferred	218,000	50,000	268,000
Total	$ (1,400,000)	$ (1,060,000)	$ (2,460,000)

Net income taxes receivable of $1,635,805 at June 30, 2013, is included in Due from Parent Company on the statement of financial condition.

(b) Deferred Tax Assets and Liabilities

The Company recognizes deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Temporary differences and carryforwards, which give rise to deferred tax assets and liabilities, consist of the following:

Deferred tax assets	
Deferred lease liability	$ 116,000
Amortization - book vs tax	72,000
Depreciation - book vs tax	111,000
Total deferred tax assets	299,000
Deferred tax liabilities	
California franchise tax	(88,000)
Total deferred tax liabilities	(88,000)
Net deferred tax assets	$ 211,000

The Company has reviewed all of its deferred tax assets to assess whether a valuation allowance should be established. The firm recognizes tax positions in the financial statement only when it is more likely

than not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. The Company's management believes it is more likely than not the deferred tax assets will be realized.

The difference between total income tax expense and the amount of expense that would be computed by applying only the federal corporate income tax rate of 35% to earnings is due to the following:

	Amount	Percentage
Federal income taxes	$ (1,797,000)	(35.0)%
State income tax, net of federal benefit	(419,000)	(8.2)
Benefit of prior year state liability true up, net of federal benefit	(180,000)	(3.5)
Other	54,000	1.0
Total income taxes	$ (2,342,000)	(45.7)%

12. 401(K) PLAN

The Company participates, in conjunction with its Parent, in a 401(k) Retirement Plan (the "Wedbush 401(k) Plan") for all eligible employees. Under the terms of the Wedbush 401(k) Plan, participants can contribute a portion of their annual compensation, subject to limitations provided by the Internal Revenue Code. The Company can make a discretionary matching contribution to the 401(k) on behalf of participating employees. The Company did not elect to make such a matching contribution for the six month period ended June 30, 2013.

13. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements. The Company has determined that there are no material events that would require disclosure in the financial statements.

Grant Thornton